6803 South Tucson Way Centennial, CO 80112 oppenheimerfunds.com 800.525.7048

February 7, 2014

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:	Oppenheimer SteelPath MLP Funds Trust
Registration No.:  811-22363

Ladies and Gentlemen:

On behalf of the above-referenced registered Investment Company (the “Company”) transmitted herewith for filing pursuant to Rule 30b-2-1 and section 24(b) under the Investment Company Act of 1940, as amended, is the Funds’ Form N-CSR for the annual period ended November 30, 2013.

Any questions regarding this filing may be directed to the undersigned at the telephone number provided above.

Sincerely,

/s/Brian Wixted
Brian Wixted
Principal Financial Officer